                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                            For the month of May 2002


                         COMMISSION FILE NUMBER: 1-7239


                                  KOMATSU LTD.
                 ...............................................
                  Translation of registrant's name into English

                  3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                  ............................................

                     Address of principal executive offices


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X   Form 40-F
                                -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes       No   X
                                  -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                      INFORMATION TO BE INCLUDED IN REPORT
                      ------------------------------------

1.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                KOMATSU LTD.
                                        -----------------------------
                                                 (Registrant)




Date:  May 10, 2002        By: /s/ Kenji Kinoshita
                              -------------------------------
                                    Kenji Kinoshita
                                    Executive Officer

                                                                    May 10, 2002
For Immediate Release

                                                    Komatsu Ltd.
                                                    2-3-6 Akasaka, Minato-ku,
                                                    Tokyo 107-8414, Japan
                                                    Corporate Communications
                                                    Tel: +81-(0)3-5561-2616
                                                    URL:http://www.komatsu.com/

            KOMATSU ANNOUNCES CONSOLIDATED RESULTS FOR FISCAL 2002
                          AND OUTLOOK FOR FISCAL 2003
--------------------------------------------------------------------------------
The accompanying consolidated financial information is prepared in accordance with generally accepted accounting principles in the United States of America.

Komatsu Ltd. posted consolidated net sales of (YEN)1,035 billion (US$7,789 million, at US$1=(YEN)133) for fiscal 2002 ended March 31, 2002, down 5.5% from the previous fiscal year. Loss before income taxes for the fiscal year registered (YEN)106 billion (US$802 million). Net loss for the fiscal year amounted to (YEN)80 billion (US$606 million).

                        Millions of yen and US dollar, except per share amounts
--------------------------------------------------------------------------------
                                                  2002            2001     2002
--------------------------------------------------------------------------------
 Net sales                               (YEN)1,035,891 (YEN) 1,096,369  $7,789
   Japan                                        478,187         586,865   3,596
   Overseas                                     557,704         509,504   4,193
 Income (loss) before income taxes             (106,724)         20,064    (802)
 Net income (loss)                              (80,621)          6,913    (606)
 Net income (loss) per share --- Basic   (YEN)   (84.46) (YEN)     7.24   (63.5)
--------------------------------------------------------------------------------


1. Management Environment

During the fiscal year under review, Japanese capital investment and industrial production sharply dropped as accompanied by eroded corporate earnings against the backdrop of sluggish conditions of IT-related markets and deflationary trend of the economy. Japan's unemployment rate remained at a record-high level. As such, it is projected that the Japanese economy will register real negative growth for the year. The U.S. economy began to generate steady momentum for recovery later in the year. Nevertheless, it was on a declining trend when viewed for the whole year. European economies also weakened for the year. All combined, world economies slowed down simultaneously.

     The business environment for construction and mining equipment became very serious in Japan with over 20% decline of demand from the previous year, which was impacted by reduced construction investment. Overseas, while the Chinese market continued to expand during the year, demand in the major markets of North America and Europe declined, reflecting economic slowdown in these regions. As a result, overall overseas demand was slack for the year under review.

     The electronics business of the Company witnessed a record-breaking drop of the international semiconductor market in 2001, resulting in a drastic fall in demand for silicon wafers and their raw materials, polycrystalline silicon. Demand for thermoelectric modules for use in fiber optic communication networks took a sharp downturn during the year, partly in reaction to surging growth in demand during the previous year.

     In these difficult conditions, Komatsu Ltd. embarked on the Reform of Business Structure in order to transform its corporate structure into a new one capable of expanding profits. As part of this reform commitment, the Company consolidated some operations, restructured its organizations, improved operational efficiency and cut back expenses. Particularly in Japan, the Company solicited voluntary retirees and transferred employees to affiliated companies in order to reduce personnel expenses.

     For its construction and mining equipment business, the Company made aggressive market launchings of the new GALEO series machines equipped with IT and other latest technological features in Japan, leading other markets of the world. At the same time, the Company worked to further expand business involvement in after-sales downstream markets. Overseas, the Company concerted efforts to secure profits by carrying out different measures according to regions and products.

     In response to deteriorated profitability of its electronics business, the Company made thorough reassessment of the business structure and recorded impairment losses on fixed assets of two U.S. subsidiaries.

     While Komatsu is determined to bring about positive results from these measures above, the Company recorded an extra loss by including expenses associated with voluntary retirement, transfers to affiliated companies and impairment losses of fixed assets for the electronics business for the year under review.


2. Business Results by Operation

Construction and Mining Equipment
---------------------------------

Sales of construction and mining equipment for fiscal 2002 increased 1.8% from the previous fiscal year, to (YEN)731.3 billion (US$5,499 million), consisting of (YEN)260.3 billion (US$1,958 million), down 14.8% in Japan and (YEN)470.9 billion (US$3,541 million), up 14.2% outside of Japan.

     Japanese demand for construction equipment fell sharply from the previous year, as customers' desire for investment was critically influenced by cutback in public investments by the government as part of its urgent measures to accelerate structural reforms and reduced private-sector construction investment under the sluggish economy. In addition, customers' reluctant attitudes for investment were compounded by uncertainty caused by bankruptcies of large-scale general contractors. In particular, with demand rapidly faltering in the last half period, fiscal 2002 demand registered over a 50% drop in the value of factory shipment of construction equipment for Japanese market when compared to the last peak period of fiscal 1997.

     Komatsu worked to expand sales by teaming up with its distributors nationwide for aggressive sales promotion timely with the market launchings of over 20 new models under the GALEO series, including a renewed model of its flagship PC200 hydraulic excavator. The Company also stepped up its involvement in the downstream markets, however, its efforts fell short of making up for the sizable fall in demand for new equipment, and Japanese sales declined sharply from the previous year.

     Overseas sales improved over the previous year, supported by expanded sales generated in regions other than North America and Europe. In North America, while construction investment and housing starts remained steady, demand for construction equipment declined for three successive years from the peak year of 1998. While carrying out well-defined measures according to products and distributors, Komatsu implemented aggressive sales activities for the GALEO series and other machines. The Company also facilitated inventory reduction of its distributors, and began to see their orders increase later in the year. For the mining equipment business, demand for coal hit bottom, reflecting increased price and other factors, and Komatsu expanded sales of large bulldozers to coal mines and achieved steady sales of super-large, electric-drive dump trucks to copper mines. For the utility equipment business, the Company embarked on production of backhoe loaders at a new plant in Newberry, South Carolina during the last half period, while launching sales of new skidsteer loaders developed by Komatsu Utility Europe S.p.A. As a result, the Company became better prepared to capture future recovery of demand in North America, the world's largest market for utility equipment.

     In Europe, market demand remained strong in the United Kingdom and Italy during the year under review. Meanwhile, in addition to Germany, the largest European market for construction equipment, demand turned downward in France, Spain and other countries. As a result, overall European market for construction equipment including utility equipment contracted after continued expansion for the last few years. Under such an environment, Komatsu secured sales at the same level as the previous year by capitalizing on increased demand in east European nations and introducing renewed models of skidsteer and wheel loaders.

     In China where market demand continued to grow, Komatsu expanded sales for the year centering on hydraulic excavators produced by Komatsu Shantui Construction Machinery Co., Ltd., a joint venture with a Chinese company. To further reinforce its Chinese business, the Company concerted its efforts to strengthen its distributors through training programs under coordination of Komatsu (China) Ltd.

         As to the business in other regions of the world, Komatsu expanded sales in the Pacific region with 930E super-large dump trucks delivered to coal mines. In Southeast Asia, demand for equipment from the logging industry slowed down but sales of mining equipment expanded in Indonesia. In the Near & Middle East, the Company accelerated sales of large bulldozers for use in agricultural land development. Sales in Africa were also buoyant centering on mining equipment.

Electronics
-----------

Sales from the electronics business declined 34.8% from the previous year, to
(YEN)76.7 billion (US$577 million). Nonconsolidated sales in this business also decreased with slower sales of FA equipment and LAN-related peripherals, reflecting sluggish conditions of IT-related markets.

     For the silicon wafer business of Komatsu, Komatsu Electronic Metals Co., Ltd. has focused production in Japan and Taiwan since 1999 and enhanced its market presence in these two regions as its basic policy. The company placed all-out efforts on reinforcement of corporate strength by enhancing product competitiveness mainly for 200mm wafers and production efficiency and reducing capacity costs. As a result, the company sustained ordinary profit, when it registered a drastic decline in sales as adversely affected by sluggish demand. Formosa Komatsu Silicon Corporation, a joint-venture entity with a local partner, experienced a sharp fall of demand at the time of its full-scale production start-up and recorded the results in need for great improvement. Concerning Komatsu Silicon America, Inc. which had ceased manufacturing operation, Komatsu decided not to use it as a manufacturing plant for silicon wafers and changed its policy to sell or dispose of the fixed assets of the company. Accordingly, the Company re-evaluated the fixed assets of Komatsu Silicon America, Inc. and recorded an impairment loss of (YEN)24.9 billion. Business results of Advanced Silicon Materials LLC. worsened from those for the previous year reflecting a loss resulting from an impairment loss of fixed assets in addition to reduced sales of polycrystalline silicon. Concerning its Butte Plant in Montana, the company determined that it would be difficult to sustain a sufficient rate of operation for the time being, and recorded an impairment loss of (YEN)13.4 billion. The company also decided to discontinue production at the Moses Lake Plant in Washington during the year and recorded an impairment loss and other related cost totaling to (YEN)15.9 billion. The company has reached a basic agreement with Renewable Energy Corporation of Norway to establish a joint-venture company to convert the plant into one dedicated to producing polycrystalline silicon for solar applications. The two have begun discussions for more specific matters.

     Performance of Komatsu Electronics, Inc. worsened from the previous year, as sales of thermoelectric modules for use in fiber optic communication networks suffered from a drastic drop in demand and those of temperature-control semiconductor manufacturing equipment were adversely affected by reduced capital investment of the industry.

Others
------

Consolidated net sales from other businesses declined 12.6% over the previous year, (YEN)227.7 billion (US$1,713 million).

     On a nonconsolidated basis, sales of large presses advanced, supported by expanded investment by Japanese automobile manufacturers mainly in their overseas plants. Sales to Japan Defense Agency remained steady in spite of a decline in sales resulting from partial completion of commissioned research projects. Sales of recycling plants and other environmental equipment declined sharply from the previous year.

     Komatsu Forklift Co., Ltd. implemented aggressive sales activities including market launchings of battery-driven Arion Plus renewed models. Also during the year under review, the company further reinforced its cooperative relationship with Linde AG of Germany. While the company's U.S. manufacturing subsidiary began OEM supply of forklift trucks to Linde's U.S. subsidiary, Linde's Chinese subsidiary embarked on production of Komatsu Forklift-brand forklift trucks. However, the company registered a considerable decline in sales from the previous year, due to reduced demand for industrial vehicles in Japan and overseas.

     Komatsu Industries Corporation, a manufacturer of sheet metal forming machinery and small and medium-sized presses, stepped up customer-tailored, proposal-oriented sales and service activities based on products with unique features, including transfer presses of the E2W Series, Twister Fine Plasma cutting machines, and laser cutting machines made by TRUMPF GmbH of Germany, an alliance partner. In spite of the extremely tough market conditions, the company expanded both sales and profits for the year, after becoming profitable last fiscal year.

     Komatsu Zenoah Co. made strong sales of EZ Start brushcutters which feature significantly improved ignition as well as brush-cutting tractors in Japan. The company also received increased orders for blowers developed for the U.S. market. As a result, the company sustained sales at about the same level from the previous year.


3. Conditions of Consolidated Cash Flows

Net cash provided by operating activities for fiscal 2002 amounted to (YEN)60.3 billion (US$454 million), primarily supported by concerted efforts to reduce receivables and inventories. Net cash used in investing activities was kept to
(YEN)16.9 billion (US$127 million) largely as a result of focused investment in facilities and sale of non-performing assets. Net cash used in financing activities totaled (YEN)40.4 billion (US$304 million), reflecting repayment of interest-bearing debts with cash provided by operating activities. As a result, cash and cash equivalents at the end of fiscal 2002 totaled (YEN)45.3 billion (US$341 million), up (YEN)5.6 billion (US$42 million) over the previous year, which includes an addition of (YEN)1.8 billion (US$14 million) resulting from changed consolidation periods of subsidiaries.


4. Important Decisions Made or Important Occurrences during the Year and Important Subsequent Events

Implementation of the Reform of Business Structure
--------------------------------------------------

Komatsu is earnestly implementing the Reform of Business Structure program in order to overcome the current difficult conditions and accomplish early recovery of business results after transforming its corporate structure into one that is capable of expanding profits even under a low-growth business environment.

[Substantial Reduction of Capacity Costs]
While the Company initially planned to generate approximately (YEN)30 billion annually as an effect of capacity cost reduction by the end of fiscal 2004, it expects to accomplish this target by one year ahead of schedule. For fiscal 2004, the Company projects reduction of about (YEN)38 billion by adding

(YEN)8 billion of capacity costs. Extra expenses associated with early retirement program and transfers of employees to affiliated companies in Japan totaled (YEN)23.7 billion for the year.

[Impairment Losses of Fixed Assets of Subsidiaries in Electronics Business]
As described in the Business Performance above, the Company thoroughly reassessed its electronics business in response to worsening profits and future expectations. Komatsu Silicon America, Inc. and Advanced Silicon Materials LLC recorded impairment losses of (YEN)24.9 billion and (YEN)27.2 billion, respectively, thereby alleviating future risks.

Reinforcement of Alliances
--------------------------

[Cooperation with Volvo Construction Equipment in the Areas of Production and Development] To strengthen the cost competitiveness of Komatsu and Volvo CE and heighten customer satisfaction, the Company began discussions with Volvo CE in November 2001 concerning cooperation in production and development of components for construction equipment, and reached a basic agreement with Volvo CE in March 2002. As the first step, the Company has decided to consign to Volvo CE the production of cabs for four models of Komatsu's small wheel loaders which are produced in North America and Europe.

[Cooperation with Hitachi Construction Machinery Co., Ltd. in the Areas of Production and Joint Procurement] To strengthen cost competitiveness by means of reducing production costs for Komatsu and Hitachi Construction Machinery, the Company began discussions with Hitachi Construction Machinery in April 2002 primarily concerning reciprocal supply and joint procurement of components for construction equipment. For those measures perceived as beneficial for both parties, the two will materialize them timely in the second half period of fiscal 2003 and thereafter.

The Company will aggressively build cooperative relationships with Volvo CE and Hitachi Construction Equipment Machinery and promote cost reduction and efficient utilization of management resources. However, matters related to sales, service or equity participation are not considered by the three. Under an intensified global competition, Komatsu is determined to promote a new form of alliance designed to reinforce cost competitiveness, while maintaining its original brand and sales network.


5. Outlook for Fiscal 2003

There are signs of recovery in market demand for construction equipment in North America along with economic signs of bottoming out as a result of the inventory adjustment in progress. While it is projected that demand for construction equipment will remain sluggish in Europe, there are signs of recovery in overall overseas markets with the rapidly growing Chinese market and other regions with promising potential demand. Meanwhile, in Japan, it is difficult to anticipate definite developments for economic recovery, and it is projected that reduction of construction investment will continue. In this light, the Company anticipates a difficult and challenging business environment for fiscal 2003.

     Under such an environment, Komatsu will promptly and boldly carry out the following measures of capacity cost reduction, self-driven reconstruction of the electronics business and reform based on the "Spirits of Manufacturers." The Company will also continue to decisively propel the new "Growth Strategy for the Construction and Mining Equipment Business." All employees of the Komatsu Group are ready to converge their knowledge to improve profitability of all businesses and accomplish a V-shaped recovery of performance.

Consolidated and nonconsolidated results for fiscal 2003 are projected as follows as of today.

1) Consolidated
        Net sales:                  (YEN) 1,070 billion (up 3.3%)
        Income before income taxes: (YEN) 11 billion (up (YEN)117.7 billion)
        Net income:                 (YEN) 7 billion (up (YEN)87.6 billion)

2) Nonconsolidated (Japanese GAAP)
        Net sales:                  (YEN) 375 billion (down 2.1%)
        Ordinary profit:            (YEN) 7 billion (up 84.5%)
        Net income:                 (YEN) 6 billion (up (YEN)47.8 billion)

Foreign exchange rates are premised at (YEN)130 to US$1 and (YEN)115 to EUR1 for fiscal 2003.


6. Redistribution of Profits for Fiscal 2002

The Company recorded net loss of (YEN)80.6 billion due to deteriorated market conditions and temporary expenses associated with the Reform of Business Structure activities which were undertaken to ensure the generation of profits in next fiscal year and thereafter. The Company plans to set (YEN)3 cash dividends per share for fiscal year-end, because it anticipates positive results from the reform activities should contribute to the recovery of profits for next fiscal year and thereafter. Combined with (YEN)3 for interim cash dividends per share already paid, annual cash dividends per share amount to (YEN)6.

                                Management Policy

1. Basic Management Policy

The cornerstone of Komatsu's management lies in its commitment to Quality and Reliability in order to maximize the corporate value of the Company. This commitment is not limited to delivering safe and innovative products and services which incorporate the viewpoints of customers. Komatsu is continuing its efforts to enhance the Quality and Reliability of all organizations, businesses, employees and management of the entire Komatsu Group. It is the top management task of Komatsu to continue improving the Quality and Reliability of these mentioned above.

2. Mid- and Long-Range Management Strategy and Issues Ahead

We have developed the "G" to the 21st mid-range management strategy for a period of three years from fiscal 2001 to fiscal 2003, defined the following four basic strategies, and are aggressively implementing a variety of measures to facilitate growth and strengthen our corporate structure.

1)   New growth strategy for the construction and mining equipment business,

2)   Reduction of environmental stress and expansion of environmental business,

3) Focused attention to businesses in which Komatsu can maintain a technological edge on a global scale, and

4)   Attainment of competitive advantage by deploying IT or e-KOMATSU

However, world economies slowed down simultaneously during the year under review. Under such a difficult environment, we have embarked on the Reform of Business Structure which underscores a cutback of capacity costs, a substantial reduction of production costs, and new growth for its mainstay business of construction and mining equipment as priority commitments. We will work on the following tasks in order to improve profitability and accomplish a V-shaped recovery of business results.
1) To accelerate the implementation of the new Growth Strategy of the Construction and Mining Equipment Business.

We will focus our involvement on the following two areas in order to ensure our growth with the construction and mining equipment business.
     First, in the Japanese market, we are going to place more efforts on the after-sale downstream markets such as rental, used equipment, spare parts, service and other business areas. To generate positive results in these markets, we need to change conventional ways of doing business and develop new business models. Based on innovative machines as represented by the GALEO series equipment, we will develop solutions-centered businesses and reinforce our used equipment business, and thus differentiate ourselves from competitors.
     Second, in overseas markets, we are going to heighten our presence based on new products. Overseas demand is on a growth track when viewed from a long-range perspective. We have recently revised the organizations related to marketing of construction and mining equipment and assigned directors to four international regions of the Americas, Europe, Southeast Asia & Pacific, and China. We are now positioned for closer cooperation among all regional operations and the best use of our strength of globalization. Specifically, we are going to improve our position and profitability in each region by expanding our business centering on the GALEO series equipment and enhancing our cost competitiveness of each production base.
2) To reinforce the base of our competitiveness by reducing capacity costs in all businesses As to capacity cost reduction, we are ahead of the initial plan, and intend to build on more results as we move on. In the construction and mining equipment business, we are working on a sizable reduction in production costs from an early phase of development in addition to consolidation of models.

     We are also going to establish alliances actively and thus reduce costs and facilitate efficiency of management resources. At present, we are discussing with Volvo Construction Equipment and Hitachi Construction Machinery Co., Ltd. separately to collaborate in production and development or joint procurement of components for construction equipment, while remaining as competitors in sales and services. As the first step with Volvo CE, we have agreed to consign local production of cabs for our wheel loaders to Volvo CE.
3) To facilitate self-driven reconstruction of the electronics business
Our electronics businesses will work to reconstruct by themselves in their own fields. As to silicon wafer and polycrystalline silicon businesses, we alleviated their future risks during the year under review. Therefore, they are going to strive for reinforcement of their competitiveness by working on productivity enhancement and capacity cost reduction, while further advancing their efforts for technological differentiation. Concerning the operations of thermoelectric modules and Excimer laser, they will work to expand business under the respective alliance based on their technological advantage.
4) To promote the reform based on the "Spirits of Manufacturers"
For Komatsu, a manufacturer to enhance competitiveness, the reform based on the "Spirits of Manufacturers" is extremely important. By the "Spirits of Manufacturers," we mean that manufacturers must provide products (hardware and software) that customers are happy to own and we generate profits. We also believe these spirits are our power of challenge to constantly produce the best possible products by a unified team of all employees from research and development, procurement, production and sales to service. This power is the foundation of Komatsu's competitive strength. By reinforcing our original system of manufacturing, we will develop products, services and systems with outstanding features which overwhelm our competitors, and our production bases worldwide will strive to achieve the top-level product competitiveness in respective regions.

What we have to do, as a top of priority, is to recover the profit-making capability of our businesses and to upturn business results. All employees, including management officers, of course, are determined to work for the early recovery of Komatsu's performance by converging their knowledge and inspirations and speedily working on these tasks above.

3. Basic Policy for Dividends

Komatsu works to build a sound and stable financial position and flexible and agile corporate strength. Concerning cash dividends to shareholders, the Company maintains the basic policy of redistributing profits by taking payout ratios into account and reflecting business results, as it secures sufficient internal reserve for reinvestment.

4. Stance on the Lowering of Trading Unit of Shares

Komatsu has a policy to decide on the trading unit of shares of the Company after considering the shareholder composition, liquidity, invested amounts and the like. The Company will continue to study the matter while closely monitoring developments on the stock market.

5. Measures to Strengthen Corporate Governance

Komatsu reorganized its Board of Directors and introduced the system of Executive Officers and Global Officers in June 1999, with an eye to strengthening corporate governance and establishing a system capable of quickly responding to the changes and fierce competition in its business environment. In order to facilitate sufficient deliberation and quick decision making on important management matters, we minimized the number of members of the board. An external board director was also appointed to ensure the transparency and objectivity of management.

     We publish the Komatsu's Code of Worldwide Business Conduct and ensure all employees of Komatsu Group companies around the world understand how important it is to observe the Rules of the Business Community. Komatsu created an organization to manage and lead our group-wide compliance activities during the year. By assigning this work to exclusive staff members, Komatsu is diligently improving the compliance program.

--------------------------------------------------------------------------------
Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management's current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as "will," "believes," "should," "projects" and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

   Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company's principal products, owing to changes in the economic conditions in the Company's principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company's objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company's research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.
--------------------------------------------------------------------------------

Consolidated Financial Highlights
(For the fiscal years ended March 31, 2002 and 2001)


                                                                        Millions of yen & US dollars
                                                                            except per share amounts
------------------------------------------------------------------------------------------------------
                                                                                 Changes (2002-2001)
                                         2002                2001                Increase (Decrease)
                              ------------------------------------------------------------------------
                                  Yen             Dollar           Yen             Yen           (%)
------------------------------------------------------------------------------------------------------
Net sales                      1,035,891          7,789        1,096,369         (60,478)       (5.5)
        Japan                    478,187          3,596          586,865        (108,678)      (18.5)
        Overseas                 557,704          4,193          509,504          48,200         9.5
------------------------------------------------------------------------------------------------------
Income (loss) before            (106,724)          (802)          20,064        (126,788)        ---
  Income taxes
------------------------------------------------------------------------------------------------------
Net income (loss)                (80,621)          (606)           6,913         (87,534)        ---
------------------------------------------------------------------------------------------------------
Net income (loss)
per share
     Basic                   (YEN)(84.46)   (CENT)(63.5)       (YEN)7.24     (YEN)(91.70)        ---
     Diluted                         ---            ---              ---             ---         ---
------------------------------------------------------------------------------------------------------

Notes:

     1) . Number of consolidated subsidiaries : 121 companies
        . Number of companies accounted for by the equity method :
          42 companies
     2) The translation of Japanese yen amounts into US dollar amounts is included solely for convenience and has been made for fiscal 2002 at the rate of (YEN)133 to $1, the approximate rate of exchange at March 29, 2002.

  Financial Position
  (As of March 31, 2002 and 2001)
--------------------------------------------------------------------------------
                                                      2002              2001
--------------------------------------------------------------------------------
Total assets (Millions of yen)                     1,340,282         1,403,195
--------------------------------------------------------------------------------
Shareholders' equity (Millions of yen)               395,143           474,257
--------------------------------------------------------------------------------
Equity ratio (%)                                        29.5              33.8
--------------------------------------------------------------------------------
Shareholders' equity per share (Yen)                  414.02            497.12
--------------------------------------------------------------------------------

Projections for FY2003
(From April 1, 2002 to March 31, 2003)

-------------------------------------------------------------------------------------------
                                                                         Millions of yen
-------------------------------------------------------------------------------------------
                            Net sales     Income before income taxes         Net income
-------------------------------------------------------------------------------------------
The first half of FY2003      515,000                   0                         0
-------------------------------------------------------------------------------------------
The entire FY2003           1,070,000              11,000                     7,000
-------------------------------------------------------------------------------------------

                     Condensed Consolidated Balance Sheets
                         (As of March 31, 2002 and 2001)


                                                                                                       Millions of yen
                                                       -------------------------------------------------------------------
                                                              2002                2001                     Changes
                                                                                                     Increase (Decrease)
--------------------------------------------------------------------------------------------------------------------------
                                                                (A)                (B)                     (A)-(B)
Assets
Current assets:
  Cash and cash equivalents                             (YEN)  45,392       (YEN)  39,760             (YEN) 5,632
  Time deposits                                                 1,076               1,110                     (34)
  Trade notes and accounts receivable                         337,093             394,658                 (57,565)
  Inventories                                                 266,952             255,801                  11,151
  Other current assets                                        109,429              94,799                  14,630
--------------------------------------------------------------------------------------------------------------------------
Total current assets                                          759,942             786,128                 (26,186)
--------------------------------------------------------------------------------------------------------------------------
Investments                                                    74,092              95,179                 (21,087)
--------------------------------------------------------------------------------------------------------------------------
Property, plant, and equipment -
  Less accumulated depreciation                               405,301             438,795                 (33,494)
--------------------------------------------------------------------------------------------------------------------------
Other assets                                                  100,947              83,093                  17,854
--------------------------------------------------------------------------------------------------------------------------
Total                                                       1,340,282           1,403,195                 (62,913)
--------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current liabilities:
  Short-term debt (including current                          219,717             230,137                 (10,420)
    maturities of long-term debt)
  Trade notes and accounts payable                            196,069             209,526                 (13,457)
  Income taxes payable                                          6,011              11,598                  (5,587)
  Other current liabilities                                   170,564             131,634                  38,930
--------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                     592,361             582,895                   9,466
--------------------------------------------------------------------------------------------------------------------------
Long-term liabilities                                         306,525             296,776                   9,749
--------------------------------------------------------------------------------------------------------------------------
Minority interests                                             46,253              49,267                  (3,014)
--------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
  Common stock                                                 67,870              67,870                     ---
  Capital surplus                                             117,439             117,418                      21
  Retained earnings                                           231,161             321,217                 (90,056)
  Accumulated other                                           (18,393)            (29,204)                 10,811
    comprehensive income (loss) (*)
  Treasury stock                                               (2,934)             (3,044)                    110
--------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity - net                              395,143             474,257                 (79,114)
==========================================================================================================================
Total                                                 (YEN) 1,340,282    (YEN)  1,403,195           (YEN) (62,913)
==========================================================================================================================
                                                       -------------------------------------------------------------------
                                                                2002                2001                  Changes
                                                                                                     Increase (Decrease)
--------------------------------------------------------------------------------------------------------------------------
(*)  Accumulated other comprehensive income (loss):
     Foreign currency translation adjustments           (YEN) (10,344)     (YEN)  (29,340)          (YEN)  18,996
     Net unrealized holding gains on securities                 3,055               7,249                   (4,194)
     available for sale
     Pension liability adjustments                            (10,927)             (7,113)                  (3,814)
     Net unrealized holding gains (losses) on                    (177)                ---                     (177)
     derivative instruments

                  Condensed Consolidated Statements of Income
             (For the fiscal years ended March 31, 2002 and 2001)


                                                                                                      Millions of yen
                                                       -------------------------------------------------------------------
                                                                     2002              2001               Changes
                                                                                                    Increase (Decrease)
--------------------------------------------------------------------------------------------------------------------------
                                                                  (A)                (B)                 (A)-(B)        %
Revenues

   Net sales                                             (YEN)  1,035,891   (YEN)  1,096,369      (YEN) (60,478)      (5.5)
   Interest and other income                                       34,278             30,718              3,560
--------------------------------------------------------------------------------------------------------------------------
Total                                                           1,070,169          1,127,087            (56,918)      (5.1)
--------------------------------------------------------------------------------------------------------------------------
Costs and expenses
   Cost of sales                                                  792,748            804,700            (11,952)
   Selling, general and administrative expenses                   256,364            263,854             (7,490)
   Interest expense                                                16,842             22,194             (5,352)
   Other expense                                                  110,939             16,275             94,664
--------------------------------------------------------------------------------------------------------------------------
Total                                                           1,176,893          1,107,023             69,870        6.3
--------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes, minority
                                                                 (106,724)            20,064           (126,788)       ---
     interests, and equity in earnings
--------------------------------------------------------------------------------------------------------------------------
Income taxes                                                      (21,930)            13,715            (35,645)
--------------------------------------------------------------------------------------------------------------------------
Minority interests in income of consolidated
     subsidiaries - net                                             3,775                179              3,596
--------------------------------------------------------------------------------------------------------------------------
Equity in earnings of affiliated companies - net                      398                385                 13
--------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                        (YEN)    (80,621)   (YEN)     6,913      (YEN) (87,534)       ---
--------------------------------------------------------------------------------------------------------------------------

Note: Aggregated net comprehensive loss for the years ended March 31, 2002 and 2001 were 79,257 million yen and 2,701 million yen, respectively.

                Condensed Consolidated Statements of Cash Flows
             (For the fiscal years ended March 31, 2002 and 2001)


                                                                                            Millions of yen
                                                   --------------------------------------------------------------
                                                            2002                 2001           Changes
                                                                                          Increase (Decrease)
-----------------------------------------------------------------------------------------------------------------
                                                             (A)                 (B)               (A)-(B)
Operating activities

  Net income (loss)                                  (YEN) (80,621)      (YEN)   6,913        (YEN) (87,534)
  Depreciation and amortization                             61,581              65,106               (3,525)
  Impairment loss on long-lived assets                      52,242               4,337               47,905
  Decrease in trade receivables                             62,551               3,874               58,677
  Decrease (increase) in inventories                        20,611              (3,899)              24,510
  Increase (decrease) in trade payables                    (37,942)              8,652              (46,594)
  Others, net                                              (18,101)            (15,007)              (3,094)
-----------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                 60,321              69,976               (9,655)
-----------------------------------------------------------------------------------------------------------------
Investing activities

  Capital expenditures                                     (54,118)            (60,046)               5,928
  Proceeds from sales of property                           32,377              20,452               11,925
  Others, net                                                4,808               4,452                  356
-----------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                    (16,933)            (35,142)              18,209
-----------------------------------------------------------------------------------------------------------------
Financing activities

  Decrease in short - and long-term debt                   (34,905)            (62,416)              27,511
  Sales (repurchase) of common stock, net                      180              (7,677)               7,857
  Dividends paid                                            (5,730)             (5,770)                  40
-----------------------------------------------------------------------------------------------------------------
  Net cash used in financial activities                    (40,455)            (75,863)              35,408
-----------------------------------------------------------------------------------------------------------------
Effect of exchange rate change on cash and cash                881                 313                  568
equivalents
-----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash                     3,814             (40,716)              44,530
equivalents

Cash and cash equivalents, beginning of year                39,760              80,476              (40,716)
-----------------------------------------------------------------------------------------------------------------
Adjustments for change of fiscal period on                   1,818                                    1,818
consolidated subsidiaries
-----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year               (YEN)  45,392       (YEN)  39,760          (YEN) 5,632
-----------------------------------------------------------------------------------------------------------------

                  Basis of Financial Statements (Consolidated)

1) Changes in group of entities
        Consolidated subsidiaries
               Addition: Komatsu Cummins Chile LTDA., Komatsu (China) LTD., and one other company
               Removal: Komatsu Utility Corporation (merger), KEM America Inc. (liquidation), and eight other companies
        Companies accounted for by the equity-method
                Addition: one company
                Removal: Komatsu Cummins Chile LTDA., Komatsu Kobe LTD. (merger), and two other companies

2) Impact to integration of fiscal year end
Certain consolidated subsidiaries changed the fiscal year end from December 31 to March 31. The change resulted in a decrease to retained earnings of (YEN)3.7 billion and an increase to other comprehensive income of (YEN)9.4 billion, respectively.

3) Derivative Instruments and Hedging Activities
The Company adopted Statement of Financial Accounting Standards (SFAS) No.133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No.138, "Accounting for Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.133," for the year beginning April 1, 2001.

                              Business Information

1. Information by Business Unit
(1) Sales and Operating Profit (Loss)
    (For the fiscal years ended March 31, 2002 and 2001)


                                                                                      Millions of yen
                         ----------------------------------------------------------------------------
                                           2002                                   2001
                         ----------------------------------------------------------------------------
                                        Operating      Margin                   Operating      Margin
                            Sales      Profit (Loss)      %         Sales      Profit(Loss)       %
-----------------------------------------------------------------------------------------------------
Construction &
 Mining Equipment           738,358           881        0.1       725,547     22,203            3.1
-----------------------------------------------------------------------------------------------------
Electronics                  77,005       (14,925)     (19.4)      118,237      2,887            2.4
-----------------------------------------------------------------------------------------------------
Others                      264,973         4,976        1.9       309,698      6,450            2.1
-----------------------------------------------------------------------------------------------------
   Subtotal               1,080,336        (9,068)      (0.8)    1,153,482     31,540            2.7
-----------------------------------------------------------------------------------------------------
Corporate &
 Elimination                (44,445)        (4,153)       ---       (57,113)    (3,725)           ---
-----------------------------------------------------------------------------------------------------
      Total                1,035,891       (13,221)      (1.3)    1,096,369     27,815            2.5
-----------------------------------------------------------------------------------------------------

   Notes: Sales amount of each business unit includes inter-unit transactions.

   (2) Assets, Depreciation, and Capital Expenditures

                                                                                                              Millions of yen
-----------------------------------------------------------------------------------------------------------------------------
                                               2002                                            2001
                           --------------------------------------------------------------------------------------------------
                               As of Mar.      For the fiscal year ended      As of Mar.        For the fiscal year ended
                               31, 2002            Mar. 31, 2002               31, 2001              Mar. 31, 2001
-----------------------------------------------------------------------------------------------------------------------------
                                Assets      Depreciation      Capital          Assets     Depreciation      Capital
                                                and         Expenditures                     and          Expenditures
                                            Amortization                                 Amortization
-----------------------------------------------------------------------------------------------------------------------------
Construction &
 Mining Equipment             879,732         36,442          46,354          868,611        32,317             47,380
-----------------------------------------------------------------------------------------------------------------------------
Electronics                   181,746         17,235          18,927          240,592        20,210             16,476
-----------------------------------------------------------------------------------------------------------------------------
Others                        231,287          6,217           9,187          254,960        11,388             15,454
-----------------------------------------------------------------------------------------------------------------------------
   Subtotal                 1,292,765         59,894          74,468        1,364,163        63,915             79,310
-----------------------------------------------------------------------------------------------------------------------------
Corporate &
 Elimination                   47,517            ---             ---           39,032           ---                ---
-----------------------------------------------------------------------------------------------------------------------------
     Total                  1,340,282         59,894          74,468        1,403,195        63,915             79,310
-----------------------------------------------------------------------------------------------------------------------------

Note: In fiscal 2002 and 2001, the Company recorded impairment losses on assets in the electronics segment.

2. Information by Region
(1) Sales and Operating Profit (Loss)
    (For the fiscal years ended March 31, 2002 and 2001)

                                                                                                          Millions of yen
-------------------------------------------------------------------------------------------------------------------------
                                                       2002                                     2001
                               ------------------------------------------------------------------------------------------
                                   Sales           Operating       Margin          Sales         Operating         Margin
                                                 Profit (Loss)       %                          Profit (Loss)        %
-------------------------------------------------------------------------------------------------------------------------
Japan                              690,062             130           0.0          804,670           29,253           3.6
-------------------------------------------------------------------------------------------------------------------------
Americas                           284,181         (10,562)         (3.7)         252,376           (2,302)         (0.9)
-------------------------------------------------------------------------------------------------------------------------
Europe                             117,873           3,077           2.6          125,808            5,945           4.7
-------------------------------------------------------------------------------------------------------------------------
Others                             102,921            (354)         (0.3)          83,557              364           0.4
-------------------------------------------------------------------------------------------------------------------------
  Subtotal                       1,195,037          (7,709)         (0.6)       1,266,411           33,260           2.6
-------------------------------------------------------------------------------------------------------------------------
Corporate & Elimination           (159,146)         (5,512)           --         (170,042)          (5,445)          ---
-------------------------------------------------------------------------------------------------------------------------
     Total                       1,035,891         (13,221)         (1.3)       1,096,369           27,815           2.5
-------------------------------------------------------------------------------------------------------------------------

Note: Sales amount of each region segment includes inter-segment transactions.

(2) Assets
   (As of March 31, 2002 and 2001)

                                                                                             Millions of yen
--------------------------------------------------------------------------------------------------------------
                                                    2002                                   2001
                                 -----------------------------------------------------------------------------
                                       Assets               Ratio (%)         Assets               Ratio (%)
--------------------------------------------------------------------------------------------------------------
Japan                                 948,294                70.8            1,030,872                73.5
--------------------------------------------------------------------------------------------------------------
Americas                              354,438                26.4              343,967                24.5
--------------------------------------------------------------------------------------------------------------
Europe                                 82,102                 6.1               83,389                 5.9
--------------------------------------------------------------------------------------------------------------
Others                                106,626                 8.0               98,057                 7.0
--------------------------------------------------------------------------------------------------------------
  Subtotal                          1,491,460               111.3            1,556,285               110.9
--------------------------------------------------------------------------------------------------------------
Corporate & Elimination              (151,178)              (11.3)            (153,090)              (10.9)
--------------------------------------------------------------------------------------------------------------
     Total                          1,340,282               100.0            1,403,195               100.0
--------------------------------------------------------------------------------------------------------------

3. Overseas Sales
(1) For the fiscal year ended March 31, 2002

                                                                            Millions of yen
-------------------------------------------------------------------------------------------
                                     Americas       Europe       Others           Total
-------------------------------------------------------------------------------------------
Overseas sales                        262,341      128,029      167,334         557,704
-------------------------------------------------------------------------------------------
Consolidated net sales                    ---          ---          ---       1,035,891
-------------------------------------------------------------------------------------------
Ratio of overseas sales to
consolidated net sales (%)               25.3         12.4         16.1            53.8
-------------------------------------------------------------------------------------------

(2) For the fiscal year ended March 31, 2001

                                                                          Millions of yen
-------------------------------------------------------------------------------------------
                                    Americas       Europe         Others          Total
-------------------------------------------------------------------------------------------
Overseas sales                      241,091       126,479        141,934         509,504
-------------------------------------------------------------------------------------------
Consolidated net sales                  ---           ---            ---       1,096,369
-------------------------------------------------------------------------------------------
Ratio of overseas sales to
consolidated net sales (%)             22.0          11.5           13.0            46.5
-------------------------------------------------------------------------------------------

Note: Overseas sales represent the sales of the Company and its consolidated subsidiaries to areas other than Japan.

                         Consolidated Sales by Operation
              (For the fiscal years ended March 31, 2002 and 2001)

                                                                                                   Millions of yen
------------------------------------------------------------------------------------------------------------------
                                               2002                       2001                      Changes
                                                                                               Increase (Decrease)
                                       Sales         Ratio (%)     Sales        Ratio (%)     Sales          (%)
------------------------------------------------------------------------------------------------------------------
Construction     Japan                260,351          25.1       305,593         27.9       (45,242)       (14.8)
                 -------------------------------------------------------------------------------------------------
& Mining         Overseas             470,989          45.5       412,554         37.6         58,435         14.2
                 -------------------------------------------------------------------------------------------------
Equipment                             731,340          70.6       718,147         65.5         13,193          1.8
------------------------------------------------------------------------------------------------------------------
Electronics      Japan                 43,085           4.2        74,455          6.8       (31,370)       (42.1)
                 -------------------------------------------------------------------------------------------------
                 Overseas              33,684           3.2        43,290          3.9        (9,606)       (22.2)
                 -------------------------------------------------------------------------------------------------
                                       76,769           7.4       117,745         10.7       (40,976)       (34.8)
------------------------------------------------------------------------------------------------------------------
Others           Japan                174,751          16.9       206,817         18.8       (32,066)       (15.5)
                 -------------------------------------------------------------------------------------------------
                 Overseas              53,031           5.1        53,660          5.0          (629)        (1.2)
                 -------------------------------------------------------------------------------------------------
                                      227,782          22.0       260,477         23.8       (32,695)       (12.6)
------------------------------------------------------------------------------------------------------------------
Total            Japan                478,187          46.2       586,865         53.5      (108,678)       (18.5)
                 -------------------------------------------------------------------------------------------------
                 Overseas             557,704          53.8       509,504         46.5         48,200          9.5
                 -------------------------------------------------------------------------------------------------
                                    1,035,891         100.0     1,096,369        100.0       (60,478)        (5.5)
------------------------------------------------------------------------------------------------------------------

                              Financial Instruments
                         (As of March 31, 2002 and 2001)

1. Derivative Financial Instruments

                                                                                                            Millions of yen
---------------------------------------------------------------------------------------------------------------------------
                                                                    2002                                2001
                                                  Contract,       Carrying   Estimated    Contract,    Carrying  Estimated
                                                  Notional        Amounts    Fair Value   Notional     Amounts   Fair Value
                                                  Amounts                                 Amounts
---------------------------------------------------------------------------------------------------------------------------
     Foreign exchange contracts and                4,713            326         326        7,941          25        (367)
     option contracts
     FY 2001
     Purchase of foreign currencies
     The equivalent of yen              28,528
     Sale of foreign currencies
     The equivalent of yen              33,074
     Option contracts (Purchased)
     The equivalent of yen              3,395
     FY 2002
     Purchase of foreign currencies
     The equivalent of yen              27,328
     Sale of foreign currencies
     The equivalent of yen              28,870
     Option contracts (Purchased)
     The equivalent of yen              3,171
     Interest rate swap, currency swap and       308,477        (10,086)   (10,086)        295,448      (738)       (564)
     Interest rate cap agreements
---------------------------------------------------------------------------------------------------------------------------

2. Marketable Securities

                                                                                             Millions of yen
---------------------------------------------------------------------------------------------------------------------------
                                                                   2002                               2001
---------------------------------------------------------------------------------------------------------------------------
     Investment Securities available for sale
     Marketable equity securities
     Cost                                                         26,094                             39,876
     Fair value                                                   33,468                             54,574
     Net unrealized holding gains                                  7,374                             14,698

     Marketable debt securities
     Cost                                                            981                                965
     Fair value                                                      981                                965
     Net unrealized holding gains                                      0                                  0
---------------------------------------------------------------------------------------------------------------------------

                   Financial Highlights of the Parent Company

     The following financial information is prepared based on the non-consolidated financial results of the parent company in accordance with generally accepted accounting principles and practices in Japan.

(For the fiscal years ended March 31, 2002 and 2001)

                                                                                      Millions of yen & US dollars
                                                                                          except per share amounts
---------------------------------------------------------------------------------------------------------------------------
                                                     2002                       2001           Changes (2002-2001)
                                                                                               Increase (Decrease)
                                    ---------------------------------------------------------------------------------------
                                            Yen             Dollar              Yen          Yen                (%)
---------------------------------------------------------------------------------------------------------------------------
Net sales                                 382,908         2,879               430,270       (47,361)           (11.0)
        Japan                             234,607         1,764               283,148       (48,541)           (17.1)
        Overseas                          148,301         1,115               147,122         1,179              0.8
---------------------------------------------------------------------------------------------------------------------------
Operating income                            8,708            65                14,181        (5,473)           (38.6)
---------------------------------------------------------------------------------------------------------------------------
Ordinary income                             3,794            29                11,281        (7,487)           (66.4)
---------------------------------------------------------------------------------------------------------------------------
Net income (loss)                         (41,828)         (314)                7,222       (49,050)             ---
---------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) per
   share
     Basic                            (YEN)(43.81)  (cent)(32.9)           (YEN) 7.52   (YEN)(51.33)             ---
     Diluted                                  ---           ---                   ---           ---              ---
---------------------------------------------------------------------------------------------------------------------------


Notes:  1) The translation of Japanese yen amounts into United States dollar amounts is included solely for convenience and has been made for 2002 at the rate of (YEN)133 to $1, the approximate rate of exchange at March 29, 2002.
        2) The average numbers of shares for fiscal 2002 and 2001 are as follows: Fiscal 2002: 954,720,148 Fiscal 2001: 960,181,975

Dividends
(For the fiscal years ended March 31, 2002 and 2001)

--------------------------------------------------------------------------------
                                                    2002                  2001
--------------------------------------------------------------------------------
Cash dividends per share (yen) per annum            6.00                  6.00
--------------------------------------------------------------------------------

Financial Position
(As of March 31, 2002 and 2001)
--------------------------------------------------------------------------------
                                                    2002                  2001
--------------------------------------------------------------------------------
Total assets ((YEN) million)                     685,922               765,446
--------------------------------------------------------------------------------
Shareholders' equity ((YEN) million)             418,818               473,794
--------------------------------------------------------------------------------
Equity ratio (%)                                    61.1                  61.9
--------------------------------------------------------------------------------
Shareholders' equity per share (Yen)              438.83                494.09
--------------------------------------------------------------------------------

Note: The numbers of shares issued and outstanding as of the end of fiscal 2002 and 2001 are as follows:
      Fiscal 2002: 954,401,729
      Fiscal 2001: 958,921,701

Sales by Operation
(For the fiscal years ended March 31, 2002 and 2001)

                                                                                               Millions of yen
-----------------------------------------------------------------------------------------------------------------------
                                                                                                    Changes
                                             2002                        2001                  Increase (Decrease)
                                    -----------------------------------------------------------------------------------
                                       Sales       Ratio (%)       Sales     Ratio (%)        Sales            (%)
-----------------------------------------------------------------------------------------------------------------------
Construction     Japan                182,942       47.8          221,757      51.5          (38,815)         (17.5)
                 ------------------------------------------------------------------------------------------------------
& Mining         Overseas             140,045       36.6          139,177      32.3              867            0.6
                 ------------------------------------------------------------------------------------------------------
Equipment                             322,987       84.4          360,935      83.9          (37,947)         (10.5)
-----------------------------------------------------------------------------------------------------------------------
Electronics      Japan                  3,358        0.9            8,484       2.0           (5,125)         (60.4)
                 ------------------------------------------------------------------------------------------------------
                 Overseas                 393        0.1               58       0.0              334          573.6
                 ------------------------------------------------------------------------------------------------------
                                        3,751        1.0            8,542       2.0           (4,791)         (56.1)
-----------------------------------------------------------------------------------------------------------------------
Others           Japan                 48,306       12.6           52,906      12.3           (4,599)          (8.7)
                 ------------------------------------------------------------------------------------------------------
                 Overseas               7,862        2.1            7,886       1.8              (23)          (0.3)
                 ------------------------------------------------------------------------------------------------------
                                       56,169       14.7           60,792      14.1           (4,623)          (7.6)
-----------------------------------------------------------------------------------------------------------------------
Total            Japan                234,607       61.3          283,148      65.8          (48,541)         (17.1)
                 ------------------------------------------------------------------------------------------------------
                 Overseas             148,301       38.7          147,122      34.2            1,179            0.8
                 ------------------------------------------------------------------------------------------------------
                                      382,908      100.0          430,270     100.0          (47,361)         (11.0)
-----------------------------------------------------------------------------------------------------------------------

Projection for FY2003
 (From April 1, 2002 to March 31, 2003)


                                                                 Millions of yen
--------------------------------------------------------------------------------
                                   Net Sales      Ordinary Income     Net Income
--------------------------------------------------------------------------------
The first half of FY2003            175,000            2,000           3,000
--------------------------------------------------------------------------------
The entire FY2003                   375,000            7,000           6,000
--------------------------------------------------------------------------------

                                                                    May 10, 2002
For Immediate Release
                                                      Komatsu Ltd.
                                                      Corporate Communications
                                                      Tel: +81-(0)3-5561-2616
                                                      Komatsu Forklift Co., Ltd.
                                                      Corporate Planning Dept.
                                                      Tel: +81-(0)3-3224-6531

                                                      Komatsu Zenoah Co.
                                                      Finance & Accounting Dept.
                                                      Tel: +81-(0)49-243-1112

Komatsu Forklift and Komatsu Zenoah to become Wholly Owned Subsidiaries of Komatsu through Stock for Stock Exchanges

Komatsu Ltd., Komatsu Forklift Co., Ltd. and Komatsu Zenoah Co. held the meetings of the respective Board of Directors today and resolved that Komatsu Forklift and Komatsu Zenoah, both listed companies, become wholly owned subsidiaries of Komatsu on October 1, 2002 through stock for stock exchanges (hereinafter, Exchanges). Komatsu signed the Exchange agreements respectively with Komatsu Forklift and Komatsu Zenoah. Komatsu will conduct the concerned Exchanges by a simplified procedure as specified in Article 358 of Japanese Commercial Code without resolutions at its shareholders' meeting.

1. Purpose of Acquiring All Outstanding Shares of Two Subsidiaries
Komatsu is decisively promoting reforms of business structure in order to reinforce competitiveness of each business of the entire Komatsu Group, and substantially improve their profitability. As part of this commitment, Komatsu has also studied reconstruction of an optimal management structure from a viewpoint of improving efficiency of each business. As a result, in its machinery business which includes construction and transportation-related equipment, Komatsu has determined that it needs a highly dynamic management structure based on more unified operations with Komatsu Forklift and Komatsu Zenoah, both listed companies.
     As to the mainstay business of construction and mining equipment, Komatsu has worked to streamline and strengthen its business structure by merging Komatsu MEC Corp. and Komatsu EST Corp., restructuring production plants in Japan, and forging cooperation with Komatsu Zenoah (transformed into a subsidiary in 1998). For the utility equipment business with promising growth potentials into the future, Komatsu Zenoah occupies an important position in Komatsu Group's global strategies. Komatsu and Komatsu Zenoah determined that transformation of the latter into a wholly owned subsidiary of the former is the most effective way to enhance their management efficiency while maintaining their cost competitiveness by further refining cooperation in development and production capabilities. Based on this mutual understanding, Komatsu and Komatsu Zenoah reached an agreement on the Exchange scheme.
     Komatsu Forklift, responsible for the forklift truck business, became a subsidiary of Komatsu in 2000 in order to strengthen its management base and profit generating capability.

While continuing to refine cooperation with the Komatsu Group, Komatsu Forklift reached an agreement with Linde AG (hereinafter, Linde) of Germany, a world leader of forklift truck manufacturers, on equity and business tie-ups, thus building a global collaborative relationship. In view of the intensifying competition on a global scale, however, Komatsu and Komatsu Forklift have determined that it is necessary to expand cooperation within the Komatsu Group and implement more dynamic management for further growth of the forklift truck business, and thus reached an agreement on the Exchange. Furthermore, Komatsu Forklift plans to become a joint-venture company held by Komatsu and Linde in order to strengthen its competitiveness on a global basis and improve its profits.
     Komatsu tries to enhance the profitability and corporate value of the Komatsu Group by optimizing the management structure of major Komatsu Group companies, whose cooperation with Komatsu has so far been reinforced, and by improving their management efficiency.

2. Terms and Conditions
A. Method
Komatsu will allot new shares to shareholders of Komatsu Forklift and Komatsu Zenoah. The shareholders of each of the two companies will become shareholders of Komatsu through the respective Exchange, and all of their shares will be exchanged for shares of Komatsu. After the Exchanges, Komatsu Forklift and Komatsu Zenoah will become wholly owned subsidiaries of Komatsu.

B. Schedule
May 10, 2002:                   Boards of Directors approve Exchange agreements
May 10, 2002:                   Signing of the Exchange agreements
June 26, 2002 (planned):        Shareholder approval of the Exchange agreements
                                (annual shareholders meetings of Komatsu
                                Forklift and Komatsu Zenoah)
September 25, 2002 (planned):   Delisting of Komatsu Forklift and Komatsu Zenoah
September 30, 2002 (planned):   Shareholder submission of share certificates for
                                Exchanges
October 1, 2002 (planned):      Exchanges

C. Exchange Ratios
In determining Exchange ratios, Komatsu sought advice from Nomura Securities Co., Ltd. (hereinafter, Nomura Securities), while Komatsu Forklift and Komatsu Zenoah consulted Deloitte Tohmatsu Corporate Finance Co., Ltd. (hereinafter, Deloitte Tohmatsu). Each company requested its advisor to calculate relevant Exchange ratios. As a result of discussions held separately by Komatsu and Komatsu Forklift, and by Komatsu and Komatsu Zenoah with reference to the ratios calculated by their advisors, Komatsu and Komatsu Forklift, and Komatsu and Komatsu Zenoah respectively agreed on the following Exchange ratios for Komatsu and Komatsu Forklift and for Komatsu and Komatsu Zenoah.

--------------------------------------------------------------------------------
    Company                 Komatsu    Komatsu Forklift    Komatsu Zenoah
--------------------------------------------------------------------------------

Exchange Ratio                 1             0.394             0.658

--------------------------------------------------------------------------------

Note:     1.   To shareholders of Komatsu Forklift and Komatsu Zenoah who are registered in the final shareholders' lists on the preceding day of the Exchange day, Komatsu will allot 0.394 shares of Komatsu per share of Komatsu Forklift and 0.658 shares per share of Komatsu Zenoah. However, Komatsu will not allot its own shares for 63,917,151 shares of Komatsu Forklift and 29,185,541 shares of Komatsu Zenoah, which the Company already owns.
          2.   Concerning Komatsu and the two listed companies which would become wholly owned subsidiaries of Komatsu, Komatsu's financial advisor, Nomura Securities, primarily used the market price analysis and the discounted cash flow analysis to evaluate each of the three. Such results were used as a basis for calculating the exchange ratios.
          3.   Regarding the Exchange ratios for Komatsu and Komatsu Forklift and for Komatsu and Komatsu Zenoah, Deloitte Tohmatsu, the financial advisor for Komatsu Forklift and Komatsu Zenoah, applied the market price analysis and the discounted cash flow method. And Deloitte Tohmatsu considered the premiums comprehensively, appraised the stock values, and calculated the exchange ratios.
          4.   Komatsu plans to issue 39,822,359 new shares for the Exchanges.
          5.   Dividends, if any, on the newly issued shares shall accrue as from October 1, 2002.
          6.   In the event of any significant changes in assets, business or operation, the concerned parties may through mutual discussions adjust the respective exchange ratios to reflect the changes.
          7.   Komatsu Forklift and Komatsu Zenoah will separately conclude an
               Exchange agreement with Komatsu and ask for an approval at each of their respective shareholders' meeting concerning this matter.
               Exchange for each of the two subsidiaries are separate and independent in their procedures, and thus not conditional on conclusion of the other Exchange agreement. Therefore, it is possible that the two proposed Exchanges may not be implemented at the same time.

3. General Information on Concerned Parties (As of March 31, 2002)


----------------------------------------------------------------------------------------------------------------------------
                                     Komatsu Ltd.             Komatsu Forklift Co., Ltd.          Komatsu Zenoah Co.
        Trade Name           (to be 100% parent company)       (to be 100% subsidiary)         (to be 100% subsidiary)
----------------------------------------------------------------------------------------------------------------------------
      Principal Lines          Manufacture and sale of          Manufacture, sale and        Manufacture and sale of
        of Business            construction and mining          repair of industrial-use     agricultural and forestry
                               equipment                        vehicles and parts           machinery, construction
                                                                                             equipment, industrial-use
                                                                                             equipment and repair of
                                                                                             aerospace engines
----------------------------------------------------------------------------------------------------------------------------
   Date of Incorporation             May 13, 1921                 February 13, 1948                  May 26, 1947
----------------------------------------------------------------------------------------------------------------------------
     Principal Office        2-3-6 Akasaka, Minato-ku,        2-3-4 Akasaka, Minato-ku,      1-9 Minamidai, Kawagoe-shi,
                             Tokyo, Japan                     Tokyo, Japan                   Saitama-ken, Japan
----------------------------------------------------------------------------------------------------------------------------
      Representative          Masahiro Sakane, President       Takeo Shibuya, President       Masanori Kojima, President
----------------------------------------------------------------------------------------------------------------------------
       Capital Stock
       (million yen)                     70,120                         11,411                           5,099
----------------------------------------------------------------------------------------------------------------------------
  Total Number of Shares
  Issued and Outstanding            954,401,729                    124,039,073                      53,002,777
----------------------------------------------------------------------------------------------------------------------------
   Shareholders' Equity
       (million yen)                    418,818                         46,216                          17,678
----------------------------------------------------------------------------------------------------------------------------
       Total Assets
       (million yen)                    685,922                         65,608                          34,303
----------------------------------------------------------------------------------------------------------------------------
  Financial Closing Date               March 31                       March 31                        March 31
----------------------------------------------------------------------------------------------------------------------------
    Number of Employees                   5,859                            592                             663
----------------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------------
                                     Komatsu Ltd.             Komatsu Forklift Co., Ltd.          Komatsu Zenoah Co.
        Trade Name           (to be 100% parent company)       (to be 100% subsidiary)         (to be 100% subsidiary)
----------------------------------------------------------------------------------------------------------------------------
                             Construction and mining         Sold to warehousing,           Sold mainly to construction
                             equipment: sold to              transportation and             and civil engineering
                             construction and civil          manufacturing customers        companies as well as forestry
                             engineering customers as        as well as machine leasing     and agricultural customers
                             well as machine leasing         companies mainly through       through Komatsu and
                             companies through               distributors.                  distributors
                             distributors. Other products:
                             sold to government agencies,
                             construction and civil
                             engineering and
      Major Customers        manufacturing customers.
----------------------------------------------------------------------------------------------------------------------------
                                                                                             Komatsu (54.35%)
                             The Taiyo Mutual Life           Komatsu (51.5%)                 The Nissan Fire & Marine
                             Insurance  Co. (5.8%)           Linde (10.0%)                   Insurance Co., Ltd. (2.46%)
   Major Shareholders        Nats Cumco (5.7%)               Komatsu Forklift                Komatsu Zenoah Suppliers
   and Shareholdings         Nippon Life Insurance           Employees Shareholding          Shareholding Association
   ratios                    Company (3.6%)                  Association (3.2%)              (2.29%)
----------------------------------------------------------------------------------------------------------------------------
                                                             Sumitomo Mitsui Banking         Sumitomo Mitsui Banking
                             Sumitomo Mitsui Banking         Corporation,                    Corporation,
                             Corporation,                    Mizuho Corporate Bank,          Mizuho Corporate Bank,
                             Mizuho Corporate Bank,          The Bank of Tokyo-              The Bank of Tokyo-
       Major Banks*          The Hokkoku Bank, Ltd.,         Mitsubishi, Ltd.,               Mitsubishi, Ltd.,
----------------------------------------------------------------------------------------------------------------------------


Notes: 1. Figures which are smaller than in millions of yen are omitted
          (hereinafter).
       2. Total number of shares issued and outstanding excludes treasury stock.
       3. * As of April 1, 2002.


4. Financial Results (for the most recent three fiscal years) - Non-consolidated


                                                                                      (in millions of yen)
----------------------------------------------------------------------------------------------------------
Trade Name                                             Komatsu Ltd. (to be 100% parent company)
----------------------------------------------------------------------------------------------------------
Fiscal Year ended                                 2000/3                2001/3                2002/3
----------------------------------------------------------------------------------------------------------
Sales                                            441,423               430,270               382,908
----------------------------------------------------------------------------------------------------------
Operating Profit                                  12,912                14,181                 8,708
----------------------------------------------------------------------------------------------------------
Ordinary Profit                                    9,936                11,281                 3,794
----------------------------------------------------------------------------------------------------------
Net Income (Loss)                                 13,612                 7,222               (41,828)
----------------------------------------------------------------------------------------------------------
Net Income (Loss) per Share (yen)                  14.05                  7.52                (43.81)
----------------------------------------------------------------------------------------------------------
Annual Cash Dividends per Share (yen)               6.00                  6.00                  6.00
----------------------------------------------------------------------------------------------------------
Shareholders' Equity per Share (yen)              484.22                494.09                438.83
----------------------------------------------------------------------------------------------------------


                                                                                      (in millions of yen)
----------------------------------------------------------------------------------------------------------
Trade Name                                        Komatsu Forklift Co., Ltd. (to be 100% subsidiary)
----------------------------------------------------------------------------------------------------------
Fiscal Year ended                                 2000/3                2001/3                2002/3
----------------------------------------------------------------------------------------------------------
Sales                                             52,882                59,906                47,860
----------------------------------------------------------------------------------------------------------
Operating Profit                                     205                   902                   598
----------------------------------------------------------------------------------------------------------
Ordinary Profit                                      262                   833                   685
----------------------------------------------------------------------------------------------------------
Net Income (Loss)                                    172                   451                (2,420)
----------------------------------------------------------------------------------------------------------
Net Income (Loss) per Share (yen)                   1.95                  3.84                (19.51)
----------------------------------------------------------------------------------------------------------
Annual Cash Dividends per Share (yen)                 --                  2.00                  2.00
----------------------------------------------------------------------------------------------------------
Shareholders' Equity per Share (yen)              478.72                394.56                372.59
----------------------------------------------------------------------------------------------------------



                                                                                      (in millions of yen)
----------------------------------------------------------------------------------------------------------
Trade Name                                             Komatsu Zenoah Co. (to be 100% subsidiary)
----------------------------------------------------------------------------------------------------------
Fiscal Year ended                                 2000/3                2001/3                2002/3
----------------------------------------------------------------------------------------------------------
Sales                                             42,894                41,343                36,834
----------------------------------------------------------------------------------------------------------
Operating Profit                                   2,086                 1,924                 1,982
----------------------------------------------------------------------------------------------------------
Ordinary Profit                                    1,783                 1,605                 1,691
----------------------------------------------------------------------------------------------------------
Net Income                                           899                   824                   688
----------------------------------------------------------------------------------------------------------
Net Income per Share (yen)                         16.75                 15.35                 12.95
----------------------------------------------------------------------------------------------------------
Annual Cash Dividends per Share (yen)               5.50                  5.50                  5.50
----------------------------------------------------------------------------------------------------------
Shareholders' Equity per Share (yen)              316.10                325.87                333.54
----------------------------------------------------------------------------------------------------------

Note: Net income (loss) per share and shareholders' equity per share for fiscal year ended March 31, 2002 are calculated after deduction of treasury stock at the fiscal year-end.

5. Changes After Stock Exchanges
A. Trade Names, Principal Lines of Business, Principal Offices, Representatives, and Capital Stock No changes are currently contemplated with respect to trade names, principal lines of business, or capital stock for the above companies from those described in "3. General Information on Concerned Parties." Concerning representatives of the companies, while there is a plan for personnel change of the representative of Komatsu Zenoah after its annual shareholders' meeting to be held on June 26, 2002, there is no immediate plan for personnel change of the representatives of Komatsu or Komatsu Forklift. Note:
       Komatsu will not increase its capital stock when undertaking the Exchanges.

B. Effects on Komatsu's Consolidated Financial Results
       Because Komatsu Forklift and Komatsu Zenoah have been consolidated subsidiaries, Komatsu does not anticipate significant effects on its consolidated performance resulting from their transformation into wholly owned subsidiaries through the Exchanges or transformation of Komatsu Forklift into a joint-venture company. Komatsu will promote reforms of business structure on a groupwide basis in order to enhance management efficiency and profitability. Komatsu believes it will be able to improve consolidated results in this manner.



With respect to the Exchanges between Komatsu and each of Komatsu Forklift and Komatsu Zenoah
This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) that reflect the Komatsu Group's plans and expectations in relation to the Exchange transactions described above and the benefits resulting from them. To the extent that statement in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Komatsu Ltd. and two subsidiaries referred to above in light of the information currently available for them, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties, and other factors include in particular the ability of Komatsu to integrate the operations of the two subsidiaries effectively and the factors set forth in "Risk Factors" of Komatsu's

Annual Report dated June, 2001 which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause the Komatsu Group's actual results, performance, achievements, or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Komatsu and the two subsidiaries undertake no obligation to publicly update any forward-looking statements after the date of this press release.
         The business combination referred to in this press release (hereinafter, Transaction) involves shares of common stock of a non-U.S. company. The Transaction is subject to disclosure requirements of a non-U.S. country that are different from those of the United States. Financial information included in this press release, if any, has been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial information of United States companies.
         It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer of the securities is located in a non-U.S. country, and some or all of its officers and directors may be residents of a non-U.S. country. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.


For more information, contact any of the following personnel.


------------------------------------------------------------------------------------------------------

       Komatsu                        Komatsu Forklift                    Komatsu Zenoah
------------------------------------------------------------------------------------------------------
Masakatsu Hioki,                  Tsutomu Kobayashi,              Tatsuo Kamiya,
General Manager,                  General Manager,                Executive Officer,
Corporate Communications          Corporate Planning Dept.        General Manager of Finance and
TEL: +81-(0)3-5561-2616           TEL: +81-(0)3-3224-6531         Accounting Dept.
                                                                  TEL: +81-(0)49-243-1112
------------------------------------------------------------------------------------------------------

                                                                           (end)

                                                                    May 10, 2002
For Immediate Release
                                                      Komatsu Ltd.
                                                      Corporate Communications
                                                      Tel: +81-(0)3-5561-2616
                                                      Komatsu Forklift Co., Ltd.
                                                      Corporate Planning Dept.
                                                      Tel: +81-(0)3-3224-6531


Komatsu and Linde Agree to Transform Komatsu Forklift into Joint-Venture Company

Komatsu Ltd. and Linde AG of Germany, a world leader of forklift truck manufacturers, today reached a basic agreement under which two companies will transform Komatsu Forklift Co., Ltd. into their joint-venture company. After Komatsu Forklift becomes a wholly owned subsidiary of Komatsu by means of stock for stock exchange, the two companies will conclude the joint-venture agreement by the end of November this year, and transform Komatsu Forklift into their joint-venture company. Linde will acquire 35% of shares of Komatsu Forklift by the middle of 2003 and thereafter plans to increase its shareholding ratio up to 48%.

In May 2000, Komatsu, Komatsu Forklift and Linde signed an agreement for cooperative relations endorsed by mutual equity participation. Since then, three companies have built on business cooperation on a global basis in the areas of production and sales of forklift trucks (including warehouse trucks). As competition intensifies worldwide, however, three companies shared the same view that it is indispensable to construct a closer cooperative relationship to strengthen the competitiveness and improve profits of their forklift truck businesses by transcending the previous arrangements. In this light, Komatsu and Linde determined that it is the best possible way to transform Komatsu Forklift into the joint-venture company of the two.

Basic framework of global cooperation in the forklift truck business of Komatsu and Linde is described below.

1. To maintain and expand distinctive products and sales networks based on a multi-brand strategy as a basis, and establish a complementary operations structure by way of making full use of their respective technological and regional strengths.

2. To collaborate further as a unified team of partners to lead the forklift truck business, based on mutually agreed common strategies.

3. To work to generate synergy effects through reciprocal supply of products and components, joint development which incorporates technological advantages of the two, licensed production and other arrangements.

As the joint-venture company of the two, Komatsu Forklift will be able to offer competitive Komatsu-brand products which feature Linde Group's electric-powered forklift technologies, while expanding its international marketing network. Under this operational framework, Komatsu Forklift will be better positioned to deliver a comprehensive range of products and services more efficiently to customers and distributors.

Linde will work to expand its business by deploying Komatsu Forklift's marketing network for sales of Linde-brand products in Japan, supply of electric-powered forklift trucks in Asia, which are manufactured by STILL GmbH, a member of the Linde Group, and other benefits. Linde will also be able to conduct more efficient, non-overlapping product development by utilizing Komatsu's leading-edge technologies and components such as transmissions.

Komatsu and Linde will establish this joint-venture company subject to the approval of the Anti-Trust Authorities.


Outline of Linde AG
-------------------
Location:             Wiesbaden, Germany
Establishment:        June 1879
Capitalization:       Euro 305 million
Sales:                Euro 9,076 million (for 2001)
President:            Gerhard Full
No. of employees:     46,400
Line of business:     Process Engineering and Contracting Division,  Industrial
                      Trucks and Hydraulics Division, Refrigeration and Shop
                      Equipment Division, Industrial Gases Division

                                                                           (end)

                                                                    May 10, 2002
For Immediate Release
                                                    Komatsu Ltd.
                                                    2-3-6 Akasaka, Minato-ku,
                                                    Tokyo 107-8414, Japan
                                                    Corporate Communications
                                                    Tel: 03-5561-2616
                                                    URL: http://www.komatsu.com/


                     Komatsu to Repurchase Its Common Shares
  (Stock Repurchase Pursuant to the Provisions of Article 210 of the Commercial
                                     Code)

Komatsu Ltd. (the "Company") announces that at the meeting of the Board of Directors held on May 10, 2002, the Board of Directors resolved that repurchase of the Company's outstanding common shares pursuant to Article 210 of the Commercial Code will be proposed to the shareholders at the 133rd Annual Meeting of Shareholders to be held on June 26, 2002.

1. Purpose of Repurchase of Its Own Shares
   In accordance with Article 210 of the Commercial Code, the Company will repurchase its outstanding shares after obtaining approval from the shareholders. With repurchase of its shares, the Company will be able to facilitate quick and flexible management in response to the changing business environment.

2. Particulars of the Shares to Be Repurchased by the Company
   (1) Type of Shares to be repurchased:      Outstanding common shares
                                              of Komatsu Ltd.
   (2) Total Number of Shares to be
       repurchased:                           Up to 10,000,000 shares.
   (3) Total Cost of repurchase:              (1.0% of total outstanding shares)
                                              Up to 5,000,000,000 yen.

Note:
-----
Following the approval by the shareholders at the 133rd Annual Meeting of Shareholders to be held on June 26, 2002, the Company will be authorized to repurchase its common shares until completion of the 134th Annual Meeting of Shareholders.

                                                                    May 10, 2002
For Immediate Release
                                                    Komatsu Ltd.
                                                    2-3-6 Akasaka, Minato-ku,
                                                    Tokyo 107-8414, Japan
                                                    Corporate Communications
                                                    Tel: +81-(0)3-5561-2616
                                                    URL: http://www.komatsu.com/

Issuance of Share Acquisition Rights for Stock Option Scheme

Komatsu Ltd. presents the following notification of the resolution made at its Board of Directors meeting held on May 10, 2002, to propose an agenda seeking authorization to issue share acquisition rights for the purpose of its stock option scheme to the 133rd ordinary general meeting of the shareholders to be held on June 26, 2002, pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan.

Comments
1. Reasons for issuing share acquisition rights to non-shareholders on specially favorable terms: To further raise the enthusiasm and morale of its directors, officers and employees, thereby improving its business results, the Company is going to issue the rights to acquire new shares at no cost to the persons mentioned above in the form of stock options. The amount to be paid in exercise of share acquisition rights shall be determined by the market price at the time of issuance as the standard as defined in 5) of 2 below.

2. Terms of share acquisition rights issue
1) Persons to whom share acquisition rights shall be allocated.
   Directors and employees of the Company
2) Class and number of shares for share acquisition rights
   Maximum of 950,000 common shares of the Company.
   Pursuant to 3) below, in the event that the number of shares to be issued (or transferred from the Company's treasury stock in lieu of thereof; hereinafter the same shall apply) is adjusted upon exercise of share acquisition rights, the maximum number of shares to be issued shall be adjusted according to the change of the total number of shares due to such adjustment.
3) Total number of share acquisition rights to be issued
   Up to 950 rights.
   The number of shares which qualifies as one share acquisition right shall be 1,000 shares. However, in the case the Company splits or consolidates its shares of common stock, the number of shares unused to exercise share acquisition rights shall be adjusted according to the following formula, whereby any fraction less than one share shall be omitted.

    Adjusted number of shares = Pre-adjustment number of shares x Ratio of split (or consolidation).

4) Issue price of share acquisition rights
   No consideration shall be paid.

5)  Amount to be paid in for exercise of share acquisition rights
    The amount to be paid in for each share acquisition right (hereinafter to be referred to as "paid-in amount") shall be the amount obtained by multiplying the paid-in amount by the number of shares needed for each share acquisition right.
       The paid-in amount shall be the amount obtained by multiplying the average closing price in the regular tradings of the shares of common stock of the Company on the Tokyo Stock Exchange for each day (excluding any trading day on which the closing price does not exist) prior to the month of issue, by 1.05. Any fraction less than one (1) yen shall be rounded up to the nearest one (1) yen. However, the amount shall not be lower than the closing price of the Company's common stock traded on the market on the day of issue of share acquisition rights.
       Provided, however, in case the Company splits or consolidates its shares of common stock on or after the issue date, the paid-in amount shall be adjusted according to the following formula and any fraction less than one
    (1) yen shall be rounded up to the nearest one (1) yen.

    Post-adjustment paid-in amount = Pre-adjustment paid-in amount x (1/Split (or consolidation) ratio)

      If the Company issues new shares at a price that is lower than the market price (excluding cases in which the right exercised involves either the conversion of a convertible bond as specified in Commercial Code prior to the revision of April 1, 2002 or the stock option), the paid-in amount shall be adjusted according to the following formula, and resultant figures under one (1) yen shall be rounded up to the nearest one (1) yen.


                                                                   No. of new shares issued x Paid-in amount
                                           No. of shares issued + -------------------------------------------
    Post-adjustment       Pre-adjudtment                                 Market price per share
                      =                    x   -------------------------------------------------
    paid-in amount        paid-in amount        No. of shares issued + No. of new shares issued


6)  Period during which the share acquisition rights may be exercised
    From and including August l, 2003, to July 31, 2008. However, in case a person to whom the share acquisition right was allocated deceased before the end of the period for exercise of the right, his or her heir shall exercise the right within 24 months from the day of death at the longest.
7)  Conditions for exercise of share acquisition right
    (1) Person to whom share acquisition right is allocated shall be able to exercise the right, even after the person lost the position listed in 1) of this announcement, according to the terms of contract concerning the allocation of share acquisition right (hereinafter to be referred to as "share acquisition right contract") to be concluded between the Company and the person based on resolutions made by this general meeting of shareholders and the Board of Directors of the Company.
    (2) In the case that a person to whom share acquisition right is allocated deceased, his or her heir shall be able to exercise the right according to the terms of share acquisition right contract.

8)  Cancellation of share acquisition rights and conditions thereof
    In the case that any one of the following conditions is satisfied, share acquisition rights can be cancelled gratis.
    (1) In the case that the person to whom share acquisition right is allocated pursuant to the provisions of the share acquisition right contract lost the right or when no use of the right was confirmed.
    (2) In the case that a merger agreement whereby the Company is deemed to become extinct was authorized.
9)  Restriction on transfer of share acquisition rights
    Transfer of share acquisition rights shall require the approval of the Board of Directors of the Company.
10) Arrangement at the time of share exchange or transfer
  In the event that the Company chooses to exchange or transfer its stock to become a wholly owned subsidiary, it is possible to have the company which becomes the parent company through share exchange or transfer succeed the obligations of the Company concerning share acquisition rights.
11) Other terms
Other terms concerning exercise of share acquisition rights shall be pursuant to the conditions specified in the share acquisition right contract.


Note:

Concerning the issuance of share acquisition rights, it is conditional on approval by the 133rd regular general meeting of shareholders of the Company to be held on June 26, 2002. Details shall be decided in the form of resolutions at the Board of Directors meeting after approval by the general meeting of shareholders.

                                                                           (end)